Filed by Nuveen Quality Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Texas Quality Municipal Income Fund

Commission File No. 811-06384

Nuveen Texas Quality Municipal Income Fund (NTX)

Your vote makes a difference. Please vote TODAY!

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Shareholder Name

Address

Address

Address

Address

BARCODE

Reference Number:

Dear Shareholder:

We mailed you proxy materials outlining a proposed reorganization of your Fund with Nuveen Quality Municipal Income Fund. We have not yet received your vote.

After careful consideration, your Fund’s Board recommends that you vote FOR the proposal. The proposal also has the support of an independent, nationally-recognized proxy advisory firm.

We urge you to vote by October 25, 2019, the date of your Fund’s

Special Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1- 866-905-8143 (toll-free)

Hours: 9:00 a.m. - 11:00 p.m. ET – Monday through Friday

12:00 p.m. - 6:00 p.m. ET – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

•	Answer your questions about the proposals.

•	Use the reference number above to locate your voting record.

•	Take your vote over the phone, quickly and easily – it only takes a few moments.

•	Ensure the line is recorded for your protection.

•	Ensure you receive a vote confirmation by mail.

Thank you for your consideration of the proposals and for investing with Nuveen Funds.

Sincerely,

Gifford R. Zimmerman

Vice President and Secretary

The Nuveen Closed-End Funds